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                          May 19, 2021

       Mark Locke
       Chief Executive Officer
       Genius Sports Ltd
       9th Floor, 10 Bloomsbury Way
       London, WC1A 2SL

                                                        Re: Genius Sports Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 10, 2021
                                                            File No. 333-255938

       Dear Mr. Locke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services